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                                                            EXHIBIT 2.1


                               AMENDMENT NO. 1 TO
                              AMENDED AND RESTATED
                                   BYLAWS OF
                          WYNDHAM INTERNATIONAL, INC.



           Section 2.5 of the Bylaws is hereby amended and restated in its entirety as follows:

                2.5  Quorum. Except as otherwise required by the Certificate,
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           any number of stockholders together holding shares representing a majority of the votes entitled to be cast with respect to the business to be transacted, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time by the holders of shares representing a majority of the votes present or represented by proxy.

           The first sentence of Section 2.7 of the Bylaws is hereby amended and restated in its entirety as follows:

                2.7  Action at Meeting. When a quorum is present, any matter
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           before any meeting of stockholders shall be decided by the affirmative vote of holders of shares representing a majority of the votes entitled to be cast on such matter who shall be present in person or represented by proxy at such meeting, except where a larger vote is required by law, by the Certificate or by these Bylaws.